Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Amazon.com Inc (AMZN)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Ave. Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Amazon.com (AMZN)
Vote Yes: Item # 9

Sustainable Packaging Policies for Flexible Plastics

Annual Meeting: May 21, 2025

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

RESOLVED: Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing how Amazon could address flexible plastic packaging in alignment with the findings of the Pew Report, or other authoritative sources, to reduce its contribution to plastic pollution.

SUPPORTING STATEMENT: The report should, at Board discretion:

•	Assess the reputational, financial, and operational risks associated with continuing to use non-recyclable plastic packaging while plastic pollution grows;

•	Evaluate actions to achieve fully recyclable packaging including elimination and accelerated research into innovative reusable substitution; and

•	Describe opportunities to pre-competitively work with peers to research and develop reusable packaging as an alternative to single-use packaging.

SUMMARY

Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.1

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1 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4

2025 Proxy Memo Amazon.com | Sustainable Packaging Policies for Flexible Plastics

The growing plastic pollution crisis poses increasing risks to Amazon. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they use.2 Governments around the world are increasingly enacting such producer responsibility policies, including five new U.S. state laws that impose fees on corporations for single-use plastic (SUP) packaging.3 The European Union has banned ten common SUP pollutants and imposed a tax on non-recycled plastic packaging waste.4 A French law requires 10% of packaging be reusable by 2027 and Portugal requires 30% reusable packaging by 2030.5 Additionally, consumer demand for sustainable packaging is increasing.6

Pew Charitable Trusts’ groundbreaking and authoritative study, Breaking the Plastic Wave (the “Pew Report”), concluded that improved recycling alone is insufficient to address plastic pollution—instead, recycling must be coupled with reductions in use, materials redesign, and substitution.7 The Pew Report finds that the greatest opportunity to reduce or eliminate plastic lies with flexible plastic packaging, often used for chips, sweets, and condiments among other uses, which is virtually unrecyclable in America. With innovation, redesign, and substitution, 26 million metric tons of plastic flexible packaging can be avoided globally.8

The Pew Report finds that reducing plastic use is the most viable solution from environmental, economic, and social perspectives, yet broad corporate and stakeholder alignment on flexible packaging solutions is lacking.9 Amazon could avoid regulatory, environmental, and competitive risks by adopting a comprehensive approach to addressing flexible plastic packaging use at scale.

After being engaged by investors including As You Sow, and activists for several years, Amazon finally disclosed how much plastic delivery packaging it uses for its e-commerce business (195 million pounds) but has not disclosed the volume of plastic packaging of its own private branded products as well as those of its Whole Foods Market subsidiary. To be clear, this proposal does not address the packaging in which Amazon delivers products—its own or others-- but the flexible packaging in which Amazon’s products themselves are sold, e.g., food pouches, laundry detergent pouches, clothing wraps.

Proponents filed this proposal because Amazon has not disclosed how much flexible product packaging it uses, as many competitors have, or made a time-bound commitment, as scores of peers have, to make all its product packaging recyclable, reusable or compostable. Our proposal asks the Company to report how it could reduce its use of flexible packaging in alignment with the findings of the Pew Report or other authoritative sources.

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2 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

3 https://www.packworld.com/sustainable-packaging/recycling/article/22922253/ameripen-shares-key-lessons-from-early-epr-adopters

4 https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

5 https://www.greenpeace.org/international/story/51843/plastics-reuse-and-refill-laws

6 https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/

7 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

8 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51; https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51

9 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10; https://emf.thirdlight.com/link/pqm3hmtgpwtn-dwj3yc, p.22

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2025 Proxy Memo Amazon.com | Sustainable Packaging Policies for Flexible Plastics

RATIONALE FOR A YES VOTE

1.	Flexible plastic packaging pollution is a growing risk to Amazon.
2.	The Company has failed to develop product packaging reduction goals in alignment with key research and initiatives, including the Pew Report and New Plastics Economy Global Commitment.
3.	Amazon lags competitors on commitments and plastics disclosure.

DISCUSSION

1.	Flexible plastic packaging pollution is a growing risk to Amazon.

Consumers and governments across the globe are increasingly holding producers accountable for plastic packaging pollution and its wide range of negative effects on human and environmental health.

Global leaders from 193 U.N. Member States are in the process of negotiating a global treaty to end plastic pollution. Mandates are being considered for legally binding plastic use reductions, recyclability, and transitions away from disposable packaging and towards reusables.10

Flexible plastic packaging is especially susceptible to becoming plastic pollution as its multi-layer and multi-material nature makes it virtually impossible to process in conventional recycling systems. The largest corporate collaboration on plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment (Global Commitment), defines recyclable packaging to include only those plastics that have a 30% recycling rate across multiple regions that collectively represent at least 400 million inhabitants. With just 2% of households in the United States able to effectively recycle flexible packaging, 11 this packaging type falls far below the standard for recyclability and is widely regarded as unrecyclable.

Extended Producer Responsibility (“EPR”) is a system designed to manage both unrecyclable and recyclable packaging in which producers are held responsible for all or most of the costs of managing disposable packaging at its end-of-life. Nearly 70 EPR laws for packaging have been enacted in countries and jurisdictions around the world.12 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue, as expected, to require them to cover the waste management costs of the packaging they produce.13 In just the last few years, five new laws to this effect were passed in Maine, Oregon, California, Colorado, and Minnesota.14

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10 https://www.unep.org/news-and-stories/speech/closing-end-plastic-pollution

11 https://recyclingpartnership.org/film-and-flexibles/

12 https://www.oecd-ilibrary.org/environment/extended-producer-responsibility-epr-and-the-impact-of-online-sales_cde28569-en, p. 10

13 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

14 https://www.swca.com/news/2025/01/unpacking-epr-series-the-basics-of-extended-producer-responsibility-epr-packaging-laws

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2025 Proxy Memo Amazon.com | Sustainable Packaging Policies for Flexible Plastics

EPR laws for packaging have a specific emphasis on financially discouraging the use of difficult-to-recycle materials by imposing higher producer fees, known as dues, on these materials, a process known as eco-modulation. The operating plans in each of the five states that passed EPR laws are actively being written, but current drafts propose that flexible packaging should have one of the highest ranges of fees, or dues, on producers per pound.15 Because a significant amount of Amazon’s plastic packaging is in flexibles, growing EPR laws pose an additional cost and financial risk to Amazon.

Amazon is conspicuously absent from a group of leading businesses including competitors Ahold Delhaize, Aldi, Target, and Walmart who are signatories to the Business Coalition for a Global Plastics Treaty. Signatories acknowledge plastic pollution as a severe threat to business’ social license to operate and advocate for reduced plastic production.16 Thirteen national and regional Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics. Amazon, unlike competitors Aldi, Target, and Unilever, is not a member of the U.S. Plastics Pact, which seeks to make all packaging recyclable, reusable, or compostable by 2025.17

Companies that do not move swiftly to reduce their use of single use flexible plastic for packaging also risk reputational damage and lost customers. As recent polls indicate, consumers want companies to take action on plastics. Eighty percent of respondents in one recent poll favored requiring companies to reduce plastic packaging, increase the use of reusable packaging, and take responsibility for their plastic waste.18 In an April 2024 poll, 90% of those polled were in favor of finding alternatives to single use plastics and 88% called for elimination of unnecessary and avoidable plastic.19

2.	The Company has failed to develop packaging reduction goals in alignment with key research and initiatives, including the Pew Report and the Global Commitment.

In 2020, the watershed Pew Report concluded that reduction of plastic waste is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.20

The Pew Report states that existing corporate commitments are insufficient to tackle ocean plastic pollution and that corporations must reduce their virgin plastic use by one third through a variety of strategies, including designing packaging to be recyclable in practice and at scale and eliminating or replacing single-use packaging with reusables. The Pew Report identifies flexible plastic packaging as the greatest opportunity to reduce plastic use. With innovation, redesign, and substitution, 26 million metric tons of flexibles can be avoided globally.

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15 https://cdphe.colorado.gov/hm/epr-program

16 https://www.businessforplasticstreaty.org/endorsers#brand-owners-and-retailers

17 https://ellenmacarthurfoundation.org/the-plastics-pact-network

18 https://usa.oceana.org/press-releases/americans-are-sick-of-single-use-plastic-pollution-poll-finds/

19 https://www.nrdc.org/bio/daniel-rosenberg/poll-people-want-action-plastics-health-and-wildlife

20 https://www.systemiq.earth/wp-content/uploads/2020/07/BreakingThePlasticWave_MainReport.pdf

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2025 Proxy Memo Amazon.com | Sustainable Packaging Policies for Flexible Plastics

Amazon’s unwillingness to state the amount of flexible plastic it uses or to commit to a specific level of reduction leaves it out of sync with the reductions deemed essential in the Pew Report findings.

Further, Amazon is notably absent from participating in the Ellen MacArthur Global Commitment. At least 60 consumer goods and retail companies, including competitors Target, Unilever, and Walmart have adopted goals to drastically stem plastic flows into the ocean by 2025 and beyond, including significant efforts to adopt Pew Report recommendations (reduce plastic use, make all packaging recyclable, and transition to reusable and refillable formats). In the absence of membership in the Global Commitment or a clear alignment with industry-leading packaging ambitions, Amazon faces substantial competitive risk. As major competitors increasingly commit to aggressive plastic reduction goals and alternatives to flexible packaging, Amazon risks falling behind in the eyes of consumers, retailers, and investors.

3.	Amazon lags competitors on commitments and plastics disclosure.

After being engaged by investors including As You Sow, as well as non-investor activists   like Oceana, for several years, the Company finally disclosed how much plastic delivery packaging it uses for its e-commerce business, but it has not disclosed the volume of plastic packaging used by its own private branded products as well as those of its Whole Foods Market subsidiary.

Competitors Target and Walmart have disclosed the volume of plastic packaging for their products as well as the subset percentage of flexible plastics as part of membership in the Global Commitment.21 As noted above, at least 60 consumer goods and retail companies, including competitors Target, Unilever, and Walmart have adopted time bound goals to transition their packaging to be recyclable, reusable or compostable. Amazon has not. The Company recently stated that its Whole Foods Market subsidiary is ”working toward making 100% of its own packaging, including private label and in-store food service packaging, reusable, recyclable, or compostable.” This is welcome news but of limited value because there is no time attached to it, unlike its competitors, most of whom are committed to achieving their goals by 2025 or 2030. Amazon has not indicated a similar effort for its more than 100 private label goods, including food and beverages packaged in single use flexible plastic containers.

RESPONSE TO AMAZON’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The majority of Amazon’s statement in opposition does not apply to this proposal because the details provided relate mostly to products repackaged for delivery, products manufactured by other companies, and Amazon devices, which are not the focus of this proposal – flexible plastic product packaging. .

Only one of the four sections is directly relevant to our proposal, the information on physical stores.

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21 https://gc-data.emf.org

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2025 Proxy Memo Amazon.com | Sustainable Packaging Policies for Flexible Plastics

For example, the Company begins by stating that it already publicly reports on the amount of single-use plastic, including flexible plastic, being used across its global operations to ship orders to customers. This is irrelevant as the proposal clearly deals with flexible plastic product packaging (i.e. pouches), not packaging used to ship orders to customers.

The Company does not acknowledge or respond to the core focus of the proposal -- that it has not released any information about the amount of flexible (or other) plastic used to package its private label products and those sold by its Whole Foods Market subsidiary.

The Company seeks to discount the importance of our proposal by asserting “In contrast to consumer-packaged goods companies, our greatest impact comes from reducing our use of plastic for products repackaged for delivery. To that end, we are rapidly making progress to significantly reduce our use of single-use plastic, including flexible plastic packaging.” First, this statement provides no data to back up its assertion that product repackaging has a more significant impact than product packaging. Second, if we assume the Board’s assertion is true, then simply because the greatest impact comes from plastic for products repackaged for delivery does not mean that the actual product packaging is without significant impact as well, especially flexible plastic packaging. One only needs to enter a Whole Foods Market to view hundreds of packages in non-recyclable pouches on its shelves, of which nearly all will end up in a landfill or incinerated.

The Company states it is a member of groups like The Recycling Partnership “to help launch recycling programs in communities across the United States.” However, its level of commitment is questionable given its enormous market size and impact. In its Sustainability report, Amazon says its participation worked to “help launch recycling programs in communities across the U.S. . . . that reached more than 36,000 households and recycled 1 million pounds of materials.” This is a drop in the bucket compared to the 195 million pounds of plastic the Company generates annually just to deliver products to consumers via its e-commerce site. Further, Amazon fails to acknowledge that the infrastructure to actually recycle flexible packaging—the focus of our proposal--does not exist in the U.S. Without a credible, well-funded plan to drive immediate improvements in U.S. recycling infrastructure, the Company risks being perceived as engaging in sustainability greenwashing.

In conclusion, the Company must urgently accelerate its transition away from problematic flexible formats of its product packaging to align with the reductions stated in the Pew Report, while also investing at exponentially higher rates to improve recycling infrastructure for flexible packaging. The lack of clear disclosure of overall plastic use throughout Amazon’s operations, as well as lack of disclosures relating to flexible plastics in product packaging, is a concerning lapse in corporate responsibility that leaves investors in the dark about the Company’s performance against critical plastic packaging goals accepted by many of its competitors.

CONCLUSION

Our proposal asks the Company to report how it could reduce its use of flexible packaging in alignment with the findings of the Pew Report or other authoritative sources. Proponents filed this proposal because Amazon has not disclosed how much flexible product packaging it uses, as many competitors have, or made a time-bound commitment, as many peers have, to make all its product packaging recyclable, reusable or compostable.

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2025 Proxy Memo Amazon.com | Sustainable Packaging Policies for Flexible Plastics

Vote “Yes” on this Shareholder Proposal #9

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For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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